Exhibit 99.1

                                           LACLEDE GAS COMPANY
                                           STATEMENTS OF INCOME
                                               (UNAUDITED)

 (Thousands)

                                                      Three Months Ended           Nine Months Ended
                                                           June 30,                    June 30,
                                                   ------------------------     -------------------------
                                                        2005        2004             2005         2004
                                                        ----        ----             ----         ----
Operating Revenues:
  Utility                                             $162,371    $125,870          $888,620    $784,118
  Other                                                    565         643             1,719       1,903
                                                   ------------------------     -------------------------
      Total Operating Revenues                         162,936     126,513           890,339     786,021
                                                   ------------------------     -------------------------

Operating Expenses:
  Utility
    Natural and propane gas                            102,995      68,855           630,647     532,414
    Other operation expenses                            27,896      28,411            93,496      90,702
    Maintenance                                          5,160       4,599            14,054      13,669
    Depreciation and amortization                        5,947       5,746            16,919      17,115
    Taxes, other than income taxes                      13,198      12,018            55,498      51,747
                                                   ------------------------     -------------------------
      Total utility operating expenses                 155,196     119,629           810,614     705,647
  Other                                                    537         614             1,735       1,838
                                                   ------------------------     -------------------------
      Total Operating Expenses                         155,733     120,243           812,349     707,485
                                                   ------------------------     -------------------------
Operating Income                                         7,203       6,270            77,990      78,536
                                                   ------------------------     -------------------------
Other Income and (Income Deductions) - Net                 692          11             2,115       3,288
                                                   ------------------------     -------------------------
Interest Charges:
  Interest on long-term debt                             5,642       6,207            17,193      15,836
  Other interest charges                                   866         552             3,125       2,621
                                                   ------------------------     -------------------------
      Total Interest Charges                             6,508       6,759            20,318      18,457
                                                   ------------------------     -------------------------
Income (Loss) Before Income Taxes                        1,387        (478)           59,787      63,367
Income Tax Expense (Benefit)                              (189)       (363)           20,592      22,746
                                                   ------------------------     -------------------------
Net Income (Loss)                                        1,576        (115)           39,195      40,621
Dividends on Redeemable Preferred Stock                     13          16                43          47
                                                   ------------------------     -------------------------
Earnings (Loss) Applicable to Common Stock            $  1,563    $   (131)         $ 39,152    $ 40,574
                                                   ========================     =========================


See notes to financial statements.

                                           LACLEDE GAS COMPANY
                                              BALANCE SHEETS
                                               (UNAUDITED)

                                                                  June 30,           Sept. 30,          June 30,
                                                                    2005               2004               2004
                                                                    ----               ----               ----
(Thousands)

                          ASSETS

Utility Plant                                                    $1,102,208         $1,070,522         $1,060,868
  Less: Accumulated depreciation and amortization                   432,547            423,647            420,994
                                                             ---------------     --------------    ---------------
      Net Utility Plant                                             669,661            646,875            639,874
                                                             ---------------     --------------    ---------------
Other Property and Investments                                       31,000             29,664             29,474
                                                             ---------------     --------------    ---------------

Current Assets:
  Cash and cash equivalents                                           1,946              2,340              2,092
  Accounts receivable:
       Gas customers - billed and unbilled                           83,522             76,223             78,633
       Associated companies                                             243                300              3,005
       Other                                                          7,425             11,231              8,064
       Allowances for doubtful accounts                             (10,846)            (9,975)            (7,547)
  Delayed customer billings                                           4,769                  -             11,211
  Inventories:
    Natural gas stored underground at LIFO cost                      53,858            131,725             56,157
    Propane gas at FIFO cost                                         19,981             15,808             15,808
    Materials, supplies, and merchandise at avg. cost                 4,824              4,588              4,794
  Derivative instrument assets                                        8,141             15,196              6,225
  Unamortized purchased gas adjustments                               5,572             19,618                  -
  Deferred income taxes                                               7,874              1,321              5,579
  Prepayments and other                                               7,584              6,211              6,744
                                                             ---------------     --------------     --------------
      Total Current Assets                                          194,893            274,586            190,765
                                                             ---------------     --------------    ---------------

Deferred Charges:
  Prepaid pension cost                                               84,924             92,026            102,463
  Regulatory assets                                                 121,011            104,703            102,200
  Other                                                               4,154              8,127              8,167
                                                             ---------------     --------------    ---------------
      Total Deferred Charges                                        210,089            204,856            212,830
                                                             ---------------     --------------    ---------------
Total Assets                                                     $1,105,643         $1,155,981         $1,072,943
                                                             ===============     ==============    ===============



See notes to financial statements.


                                                         2


                             LACLEDE GAS COMPANY
                         BALANCE SHEETS (Continued)
                                 (UNAUDITED)

                                                                     June 30,          Sept. 30,         June 30,
                                                                       2005              2004              2004
                                                                       ----              ----              ----
(Thousands, except share amounts)
                CAPITALIZATION AND LIABILITIES

Capitalization:
  Common stock and Paid-in capital (10,060, 10,000 and
  10,000 shares issued, respectively)                               $  139,144        $  136,052        $  135,100
  Retained earnings                                                    211,896           194,451           210,022
  Accumulated other comprehensive loss                                    (371)             (371)             (582)
                                                                 --------------    --------------    --------------
      Total common stock equity                                        350,669           330,132           344,540
  Redeemable preferred stock (less current sinking fund
    requirements)                                                          948             1,108             1,108
  Long-term debt (less current portion)                                294,009           333,936           333,911
                                                                 --------------    --------------    --------------
      Total Capitalization                                             645,626           665,176           679,559
                                                                 --------------    --------------    --------------

Current Liabilities:
  Notes payable                                                         47,420            71,380             3,625
  Accounts payable                                                      46,838            44,505            55,393
  Accounts payable - associated companies                                3,001               834             1,321
  Advance customer billings                                                  -            23,620                 -
  Current portion of long-term debt and preferred stock                 40,095            25,145            25,145
  Wages and compensation accrued                                        11,993            13,256            11,358
  Dividends payable                                                      7,350             7,214             7,220
  Customer deposits                                                     13,326            10,661             9,697
  Interest accrued                                                       5,423            10,623             5,633
  Taxes accrued                                                         28,961            17,669            26,397
  Unamortized purchased gas adjustment                                       -                 -             1,149
  Other                                                                  4,133             3,232             5,358
                                                                 --------------    --------------    --------------
      Total Current Liabilities                                        208,540           228,139           152,296
                                                                 --------------    --------------    --------------

Deferred Credits and Other Liabilities:
  Deferred income taxes                                                202,823           187,831           192,003
  Unamortized investment tax credits                                     4,761             5,010             5,087
  Pension and postretirement benefit costs                              20,225            20,484            21,164
  Regulatory liabilities                                                 2,368            28,210               927
  Other                                                                 21,300            21,131            21,907
                                                                 --------------    --------------    --------------
      Total Deferred Credits and Other Liabilities                     251,477           262,666           241,088
                                                                 --------------    --------------    --------------
Total Capitalization and Liabilities                                $1,105,643        $1,155,981        $1,072,943
                                                                 ==============    ==============    ==============



See notes to financial statements.

                                           LACLEDE GAS COMPANY
                                         STATEMENTS OF CASH FLOWS
                                               (UNAUDITED)

                                                                                 Nine Months Ended
                                                                                     June 30,
                                                                          --------------------------------
                                                                                2005               2004
                                                                                ----               ----
(Thousands)

Operating Activities:
 Net Income                                                                   $  39,195         $  40,621
 Adjustments to reconcile net income
  to net cash provided by (used in) operating activities:
    Depreciation and amortization                                                16,919            17,118
    Deferred income taxes and investment
      tax credits                                                                 4,076            10,567
    Other - net                                                                     370               368
    Changes in assets and liabilities:
      Accounts receivable - net                                                  (2,565)             (624)
      Unamortized purchased gas adjustments                                      14,046            (4,716)
      Deferred purchased gas costs                                              (35,162)           12,321
      Delayed customer billings - net                                           (28,389)          (26,572)
      Accounts payable                                                            4,500             4,473
      Taxes accrued                                                              11,292            10,110
      Natural gas stored underground                                             77,867            61,025
      Other assets and liabilities                                                5,661             7,148
                                                                          --------------     -------------
          Net cash provided by operating activities                           $ 107,810         $ 131,839
                                                                          --------------     -------------

Investing Activities:
  Capital expenditures                                                          (39,330)          (36,597)
  Net investment in trusts                                                       (1,708)           (2,041)
  Other investments                                                                 509             1,037
                                                                          --------------     -------------
          Net cash used in investing activities                               $ (40,529)        $ (37,601)
                                                                          --------------     -------------

Financing Activities:
  Issuance of first mortgage bonds                                                    -           150,000
  Maturity/Redemption of first mortgage bonds                                   (25,000)          (50,000)
  Repayment of short-term debt - net                                            (23,960)         (226,115)
  Dividends paid                                                                (21,598)          (19,357)
  Paid-in capital contributions from Laclede Group                                1,014            52,511
  Issuance of common stock to Laclede Group                                       2,079                 -
  Preferred stock reacquired                                                       (210)               (5)
  Other                                                                               -            (2,087)
                                                                          --------------     -------------
          Net cash used in financing activities                               $ (67,675)        $ (95,053)
                                                                          --------------     -------------

Net Decrease in Cash and Cash Equivalents                                          (394)             (815)
Cash and Cash Equivalents at Beginning of Period                                  2,340             2,907
                                                                          --------------     -------------
Cash and Cash Equivalents at End of Period                                    $   1,946         $   2,092
                                                                          ==============     =============

Supplemental Disclosure of Cash Paid During the Period
  for:
    Interest                                                                  $  24,837         $  19,222
    Income taxes                                                                    290             2,799

See notes to financial statements.

                             LACLEDE GAS COMPANY
                        NOTES TO FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         These notes are an integral part of the accompanying financial statements of Laclede Gas Company (Laclede Gas or the Utility). In the opinion of Laclede Gas, this interim report includes all adjustments (consisting of only normal recurring accruals) necessary for the fair presentation of the results of operations for the periods presented. Certain prior-period amounts have been reclassified to conform to current-period presentation. This Form 10-Q should be read in conjunction with the Notes to Financial Statements contained in Laclede Gas' Fiscal Year 2004 Form 10-K.

         Laclede Gas is a regulated natural gas distribution utility having a material seasonal cycle. As a result, these interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarter of the fiscal year. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season.

         REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on a monthly cycle billing basis. The Utility records its regulated gas distribution revenues from gas sales and transportation service on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amounts of accrued unbilled revenues at June 30, 2005 and 2004, for the Utility, were $7.8 million and $7.1 million, respectively. After accrual of related gas cost expense, the accrued pre-tax net revenues at June 30, 2005 and 2004 were $3.7 million and $3.3 million, respectively. The amount of accrued unbilled revenue at September 30, 2004 was $8.8 million. After accrual of related gas cost expense, the accrued pre-tax net revenues at September 30, 2004 was $4.2 million.

         BASIS OF CONSOLIDATION - In compliance with generally accepted accounting principles, transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas' balance sheet have not been eliminated from the Laclede Gas financial statements.

         Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates and are reflected in accounts receivable on Laclede Gas' Balance Sheet. At June 30, 2005, the Laclede Gas Balance Sheet reflected a total of $0.2 million of intercompany receivables and $3.0 million of intercompany payables. Laclede Gas may also, on occasion, borrow funds from, or lend funds to, affiliated companies as well as charge or reimburse certain tax obligations.

         UTILITY PLANT, DEPRECIATION AND AMORTIZATION - In January 2005, the Missouri Public Service Commission (MoPSC or Commission) issued an Order effective January 21, 2005, resolving the calculation of the Utility's depreciation rates issued in its 1999 rate case. In accordance with the provisions of the Order, Laclede Gas increased certain of its depreciation rates effective February 1, 2005 resulting in higher annual depreciation expense totaling $2.3 million. That same Order also required that operating expenses related to actual removal costs, which the Utility began expensing as incurred during fiscal 2002 pursuant to a previous Commission Order, be reduced by $2.3 million annually. As such, the Order had no immediate effect on income or the recovery of depreciation expenses.

         NEW ACCOUNTING STANDARDS - In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin (ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Laclede Gas does not expect adoption of this Statement to have a material effect on its financial position or results of operations.

         In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), "Accounting for Stock-Based Compensation." This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board
(APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Laclede Group currently accounts for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provides pro forma disclosures in its Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. SFAS No. 123(R) was to be effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (SEC) amended the compliance date to allow companies to implement SFAS No. 123(R) at the beginning of their next fiscal year. Laclede Gas is currently evaluating the provisions of this Statement, and its effect resulting from Laclede Group's planned adoption of this Statement effective October 1, 2005.

         In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This Statement is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this Statement will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Laclede Gas does not expect adoption of this Statement to have a material effect on its financial position or results of operations.

         In March 2005, the FASB issued Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies the manner in which uncertainties concerning the timing and method of settlement of an asset retirement obligation, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," should be accounted for. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Laclede Gas is currently evaluating the provisions of this Interpretation.

         In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Correction." This Statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in Opinion 20 for reporting the correction of an error and a change in accounting estimate. This Statement is effective for fiscal years beginning after December 15, 2005. Laclede Gas is currently evaluating the provisions of this Statement.


2. PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

         Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees over the age of twenty-one. Benefits are based on years of service and the employee's compensation during the last three years of employment.

         The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Plan assets consist primarily of corporate and U.S. government obligations and pooled equity funds.

         Pension costs for the quarters ending June 30, 2005 and 2004 were $1.1 million. Pension costs for the nine months ended June 30, 2005 and 2004 were $3.4 million. These costs include amounts capitalized with construction activities.

         The net periodic pension costs include the following components:

                                                        Three Months Ended           Nine Months Ended
                                                             June 30,                    June 30,
                                                      -----------------------     ------------------------
          (Thousands)                                     2005        2004              2005       2004
                                                          ----        ----              ----       ----
          Service cost - benefits earned
             during the period                           $ 2,799     $ 2,776          $ 8,397     $ 8,330
          Interest cost on projected
             benefit obligation                            3,994       4,058           11,982      12,173
          Expected return on plan assets                  (5,291)     (5,625)         (15,873)    (16,874)
          Amortization of prior service cost                 309         331              926         993
          Amortization of actuarial loss                     730         951            2,190       2,852
          Regulatory adjustment                           (1,409)     (1,368)          (4,226)     (4,105)
                                                      -----------------------     ------------------------
          Net pension cost                               $ 1,132     $ 1,123          $ 3,396     $ 3,369
                                                      =======================     ========================

         Pursuant to the Commission's Order in Laclede Gas' 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains or losses are amortized only to the extent that such gains or losses exceed 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the Utility's qualified pension plans is based on the ERISA minimum contribution of zero effective October 1, 2002, and on the ERISA minimum contribution of zero plus $3.4 million annually effective July 1, 2003. The difference between this amount on a pro-rata basis and pension expense as calculated pursuant to the above and included in the Statements of Income and Comprehensive Income is deferred as a regulatory asset or liability.

         Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump sum cash payments. Pursuant to MoPSC Order, lump sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump sum payments were recognized as settlements during the nine months ended June 30, 2005 or the nine months ended June 30, 2004.

         Laclede Gas also provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65.

         Missouri state law provides for the recovery in rates of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"
(OPEB), accrued costs provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established the Voluntary Employees' Beneficiary Association (VEBA) and Rabbi trusts as its external funding mechanisms. VEBA and Rabbi trusts assets consist primarily of money market securities and mutual funds invested in stocks and bonds.

         Postretirement benefit costs for quarters ending June 30, 2005 and 2004 were $2.0 million. Postretirement benefit costs for the nine months ended June 30, 2005 were $6.0 million compared with $5.9 million for the same period last year. These costs include amounts capitalized with construction activities.

         Net periodic postretirement benefit costs consisted of the following components:

                                                        Three Months Ended            Nine Months Ended
                                                             June 30,                     June 30,
                                                      ------------------------     ------------------------
          (Thousands)                                      2005         2004            2005        2004
                                                           ----         ----            ----        ----
          Service cost - benefits earned
            during the period                              $  845      $  794          $2,534       $2,381
          Interest cost on accumulated
            postretirement benefit obligation                 825         801           2,477        2,402
          Expected return on plan assets                     (318)       (209)           (955)        (627)
          Amortization of transition obligation               144         264             433          794
          Amortization of prior service cost                   (8)         (8)            (24)         (24)
          Amortization of actuarial loss                      217         174             651          523
          Regulatory adjustment                               295         165             885          494
                                                      ------------------------     ------------------------
          Net postretirement benefit cost                  $2,000      $1,981          $6,001       $5,943
                                                      ========================     ========================

         Pursuant to the Commission's Order in the Utility's 2002 rate case, the return on plan assets is based on market-related value of plan assets implemented prospectively over a four-year period. Unrecognized gains and losses are amortized only to the extent that such gains or losses exceed 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 rate case, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case. The difference between this amount and postretirement benefit expense as calculated pursuant to the above is deferred as a regulatory asset or liability.

3. INCOME TAXES

         Net provision (benefit) for income taxes was as follows during the periods set forth below:

                                       Three Months Ended          Nine Months Ended
                                            June 30,                   June 30,
                                     -----------------------    ------------------------
                                          2005        2004           2005        2004
                                          ----        ----           ----        ----
         (Thousands)
         Federal
           Current                      $(4,777)    $(7,195)       $14,255      $10,494
           Deferred                       4,557       6,898          3,343        9,103
         State and Local
           Current                         (816)     (1,207)         2,261        1,685
           Deferred                         847       1,141            733        1,464
                                     -----------------------    ------------------------
               Total                    $  (189)    $  (363)       $20,592      $22,746
                                     =======================    ========================


4. OTHER INCOME AND INCOME DEDUCTIONS - NET

                                                               Three Months Ended          Nine Months Ended
                                                                    June 30,                    June 30,
                                                            -------------------------    -----------------------
         (Thousands)                                               2005         2004           2005        2004
                                                                   ----         ----           ----        ----
         Investment gains                                          $ 534       $   -         $  534      $1,947
         Allowance for funds used during construction                (17)        (33)           (66)        (94)
         Other income                                                529         255          1,423       1,033
         Other income deductions                                    (354)       (211)           224         402
                                                            -------------------------    -----------------------
         Other income and (income deductions) - net                $ 692       $  11         $2,115      $3,288
                                                            =========================    =======================

         Laclede Gas recorded the receipt of proceeds totaling $1.9 million during the quarter ended March 31, 2004 related to its interest, as a policyholder, in the sale of a mutual insurance company. This represented an initial distribution relating to certain policies held by the Utility. A second distribution was recorded during the quarter ended June 30, 2005 totaling $0.5 million. Any subsequent distributions are not expected to have a material impact on the consolidated financial position or results of operations of Laclede Gas.

5. INFORMATION BY OPERATING SEGMENT

         The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. The Non-Regulated Other segment includes the retail sale of gas appliances. There are no material intersegment revenues.

                                        Regulated          Non-
                                           Gas           Regulated
         (Thousands)                   Distribution        Other        Eliminations    Total
         ----------------------------------------------------------------------------------------
         Three Months Ended
         June 30, 2005
         -------------
         Operating revenues             $  162,371        $  565           $   -      $  162,936
         Net income                          1,559            17               -           1,576
         Total assets                    1,104,097         1,546               -       1,105,643

         Nine Months Ended
         June 30, 2005
         -------------
         Operating revenues             $  888,620        $1,719           $   -      $  890,339
         Net income                         39,205           (10)              -          39,195
         Total assets                    1,104,097         1,546               -       1,105,643

         Three Months Ended
         June 30, 2004
         -------------
         Operating revenues             $  125,870        $  643           $   -      $  126,513
         Net income                           (133)           18               -            (115)
         Total assets                    1,071,350         1,593               -       1,072,943

         Nine Months Ended
         June 30, 2004
         -------------
         Operating revenues             $  784,118        $1,903           $   -      $  786,021
         Net income                         40,581            40               -          40,621
         Total assets                    1,071,350         1,593               -       1,072,943


6. COMMITMENTS AND CONTINGENCIES

         Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas' financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

         Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant ("MGP") sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.

         With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of June 30, 2005, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

         Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. The City is exploring development options for the site. Laclede Gas also continues to evaluate options concerning this site. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

         Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

         Cost incurred in connection with environmental matters are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' currently-effective rates. While the amount of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.

         Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from the insurers to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis is based upon currently available facts, existing technology and presently enacted laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final determination of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.

         Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating the MGP sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas.

         On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. Laclede Gas appealed the MoPSC's decision through various courts ultimately resulting in the Commission's decision being vacated and set aside on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On April 7, 2005, the Commission issued its Order on Remand in which it reversed its April 29, 2003 decision and directed that Laclede Gas be permitted to retain the $4.9 million consistent with the appellate court opinion. The Commission's Order on Remand is now final and unappealable. The return of the pre-tax gains, however, was previously recorded as income in the 2002 fiscal year, so the decision had no effect on the financial position or results of operations of Laclede Gas.

         Laclede Gas is involved in other litigation, claims and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position or results of operation of the Utility.

         On March 11, 2005, Laclede Gas signed a 15-year service agreement with Cellnet Technology, Inc., to install and operate an automated meter reading (AMR) system. Upon implementation, the Utility will pay Cellnet monthly for successful billing reads. AMR is designed to eliminate the need for Laclede, which has nearly 40 percent of its approximately 650,000 meters indoors, to gain physical access to meters in order to obtain monthly meter readings. Under the terms of the agreement, Cellnet will install and own the system as well as handle data collection, meter data delivery, and network operation and maintenance services. Installation of equipment on customer meters began in July 2005 and will take approximately two years to complete. The Cellnet AMR system employs a wireless fixed network with read devices that will be attached to existing Laclede Gas customer meters. Reads from each meter are transmitted to local network receivers and transferred to Laclede's customer billing system, resulting in the production of a timely, accurate bill.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

LACLEDE GAS COMPANY
-------------------

This management's discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management's view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "seek," and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

o  weather conditions and catastrophic events;
o  economic, competitive, political and regulatory conditions;
o legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
   o  allowed rates of return
   o  incentive regulation
   o  industry structure
   o  purchased gas adjustment provisions
   o  rate design structure and implementation
   o  franchise renewals
   o  environmental or safety matters
   o  taxes
   o  accounting standards;
o  the results of litigation;
o retention, ability to attract, ability to collect from and conservation efforts of customers;
o capital and energy commodity market conditions including the ability to obtain funds for necessary capital expenditures and the terms and conditions imposed for obtaining sufficient gas supply;
o  discovery of material weakness in internal controls; and
o  employee workforce issues.

Readers are urged to consider the risks, uncertainties and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility's Financial Statements and the notes thereto.

LACLEDE GAS COMPANY

RESULTS OF OPERATIONS

Laclede Gas Company (Laclede Gas or the Utility) is regulated by the Missouri Public Service Commission (MoPSC) and serves the metropolitan St. Louis area and several other counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates, and in accordance with tariffs, authorized by the MoPSC. The Utility's earnings are primarily generated by the sale of heating energy, which was historically heavily influenced by the weather. As part of the 2002 rate case settlement, the Utility initiated, effective November 9, 2002, an innovative weather mitigation rate design that lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility's earnings by recovering fixed costs more evenly during the heating season. The weather mitigation rate design minimizes the impact of weather volatility during the peak cold months of December through March and reduces the impact of weather volatility, to a lesser extent, during the months of November and April. Mitigating the impact of weather fluctuations on Laclede Gas customers while improving the ability to recover its authorized distribution costs and return has been a fundamental component of the Laclede Gas strategy. The Utility's distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain a more than 15,000-mile natural gas distribution system and related storage facilities. In addition, Laclede Gas is working to continually improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The Utility's income from off-system sales remains subject to fluctuations in market conditions. Some of the factors impacting the level of off-system sales include the availability and cost of its natural gas supply, the weather in the Utility's service area, and the weather in other markets. When Laclede Gas' service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility's natural gas supply is available for off-system sales and there may be a demand for such supply in other markets. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season. The Utility typically experiences losses during the non-heating season. Due to the material seasonal cycle of Laclede Gas, the accompanying interim statements of income for Laclede Gas are not necessarily indicative of annual results or representative of the succeeding quarter of the fiscal year.


Quarter Ended June 30, 2005
---------------------------

Laclede Gas' net income applicable to common stock for the quarter ended June 30, 2005 was $1.6 million, compared with a net loss of $0.1 million for the same quarter last year. The increase in net income of $1.7 million is primarily attributable to the following factors, quantified on a pre-tax basis:

o the recovery of eligible costs incurred to build and maintain the Utility's distribution system through the implementation of Infrastructure System Replacement Surcharges effective June 10, 2004 and January 20, 2005 totaling $1.1 million;
o non-operating income that increased $0.7 million, primarily due to the additional proceeds recorded in April 2005 totaling $0.5 million related to the Utility's interest, as a policyholder, in the sale of a mutual insurance company; and,
o higher income this year from off-system sales and capacity release totaling $0.4 million.

Regulated Operating Revenues and Operating Expenses

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its Purchased Gas Adjustment (PGA) clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net income.

Regulated operating revenues for the quarter ended June 30, 2005 were $162.4 million, or $36.5 million greater than the same period last year. Temperatures experienced in the Utility's service area during the quarter were 22% warmer than normal, but 6% colder than the same period last year. Total therms sold and transported were 188.4 million, an increase of 24.9 million, or 15.2%, above the quarter ended June 30, 2004. The increase in regulated operating revenues was primarily attributable to the following factors:

                                                                                                 Millions
                                                                                               -------------
     Higher wholesale gas costs (passed on to Utility customers subject to
       prudence review by the MoPSC)                                                                 $ 13.7
     Higher off-system sales volumes, reflecting more favorable market
       conditions as described in greater detail in the Results of Operations                          13.0
     Higher prices charged for off-system sales                                                         6.2
     Higher system sales volumes resulting from colder weather and other variations                     2.5
     Effect of the Infrastructure System Replacement Surcharges (ISRS)                                  1.1
                                                                                               -------------
          Total Variation                                                                            $ 36.5
                                                                                               =============

Regulated operating expenses for the quarter ended June 30, 2005 increased $35.6 million from the same quarter last year. Natural and propane gas expense increased $34.1 million from last year's level primarily attributable to higher rates charged by our suppliers and increased off-system gas expense Other operation and maintenance expenses were essentially the same as last year. Taxes, other than income, increased $1.2 million, or 9.8%, primarily due to higher gross receipts taxes (reflecting increased revenues).

Other Income and (Income Deductions) - Net

The $0.7 million increase in other income and income deductions - net was primarily attributable to the Utility's receipt of additional proceeds in April 2005 totaling $0.5 million related to its interest, as a policyholder, in the sale of a mutual insurance company.

Interest Charges

The $0.3 million decrease in interest charges was primarily due to lower interest on long-term debt due to the early redemption in June 2004 of $50 million principal amount of 6 5/8% First Mortgage Bonds and the November 2004 maturity of $25 million principal amount of 8 1/2% First Mortgage Bonds partially offset by the April 2004 issuance of $50 million principal amount of 5 1/2% First Mortgage Bonds and $100 million principal amount of 6% First Mortgage Bonds. This decrease in interest on long-term debt was partially offset by higher interest on short-term debt, mainly attributable to higher rates.

Income Taxes

The decrease in income tax benefit is primarily attributable to higher pre-tax income, offset by the effect of certain items deductible for income taxes that are not expensed for book purposes.

Nine Months Ended June 30, 2005
-------------------------------

Laclede Gas' net income for the nine months ended June 30, 2005 was $39.2 million, compared with $40.6 million reported for the same period last year. The year-to-year decrease in net income of $1.4 million was primarily attributable to the following factors, quantified on a pre-tax basis:

o the net effect of lower system gas sales volumes totaling $2.1 million, primarily due to an unseasonably warm weather pattern in November;
o higher interest charges totaling $1.9 million, primarily due to the issuance of additional long-term debt;
o increases in operation and maintenance expenses totaling $1.6 million;
o a higher provision for uncollectible accounts totaling $1.6 million; and,
o non-operating income that decreased $1.2 million, primarily due to variations totaling $1.4 million in proceeds recorded year-to-year related to the Company's interest, as a policyholder, in the sale of a mutual insurance company.

These factors were partially offset by:

o the recovery of eligible costs incurred to build and maintain the Utility's distribution system through the implementation of Infrastructure System Replacement Surcharges effective June 10, 2004 and January 20, 2005 totaling $3.2 million; and,
o higher income this year from off-system sales and capacity release totaling $1.6 million.

Regulated Operating Revenues and Operating Expenses

Regulated operating revenues for the nine months ended June 30, 2005 were $888.6 million, or $104.5 million greater than the same period last year. Temperatures experienced in the Utility's service area during the nine months ended June 30, 2005 were 13% warmer than normal and essentially the same as the comparable period last year. Total therms sold and transported were 1,022.7 million, a decrease of 2.9 million, or 0.3%, below the nine months ended June 30, 2004. The increase in regulated operating revenues was primarily attributable to the following factors:

                                                                                               Millions
                                                                                            --------------
     Higher wholesale gas costs (passed on to Utility customers subject to
       prudence review by the MoPSC)                                                              $  81.0
     Higher prices charged for off-system sales                                                      25.2
     Lower system sales volumes and other variations                                                (22.6)
     Higher off-system sales volumes, reflecting more favorable market conditions as
     described in greater detail in the Results of Operations                                        17.7
     Effect of the ISRS                                                                               3.2
                                                                                            --------------
          Total Variation                                                                         $ 104.5
                                                                                            ==============

Regulated operating expenses for the nine months ended June 30, 2005 increased $105.0 million from the same period last year. Natural and propane gas expense increased $98.2 million above last year's level primarily attributable to higher rates charged by our suppliers and increased off-system gas expense, partially offset by lower volumes purchased for sendout. Other operation and maintenance expenses increased $3.2 million, or 3.0%, primarily due to a higher provision for uncollectible accounts, increased insurance premiums and higher wage rates. These factors were partially offset by decreased group insurance charges, lower distribution charges and reduced pension costs. Taxes, other than income, increased $3.8 million, or 7.2%, primarily due to higher gross receipts taxes (attributable to the increased revenues).

Other Income and (Income Deductions) - Net

The $1.2 million decrease in other income and income deductions - net was primarily attributable to the Utility's recognition of the receipt of proceeds totaling $1.9 million related to its interest, as a policyholder, in the sale of a mutual insurance company last year, partially offset by recognition of additional proceeds totaling $0.5 million received in April 2005.

Interest Charges

The $1.9 million increase in interest charges was primarily due to higher interest on long-term debt due to the April 2004 issuance of $50 million principal amount of 5 1/2% First Mortgage Bonds and $100 million principal amount of 6% First Mortgage Bonds, partially offset by the early redemption in June 2004 of $50 million principal amount of 6 5/8% First Mortgage Bonds and the November 2004 maturity of $25 million principal amount of 8 1/2% First Mortgage Bonds. The increase in interest charges was also attributable to higher interest on short-term debt mainly attributable to higher rates, partially offset by reduced borrowings.

Income Taxes

The decrease in income taxes was primarily attributable to lower pre-tax income.

Regulatory Matters
------------------

Laclede Gas previously appealed the MoPSC's decision in its 1999 rate case relative to the calculation of its depreciation rates. The Circuit Court remanded the decision to the MoPSC based on inadequate findings of fact. The MoPSC upheld its previous Order and Laclede Gas appealed this second Order to the Circuit Court. In 2002, the Circuit Court ruled that the MoPSC's second Order was lawful and reasonable, and Laclede Gas appealed the Circuit Court's decision to the Missouri Court of Appeals for the Western District. On March 4, 2003 the Court of Appeals issued an opinion remanding the decision to the MoPSC based on the MoPSC's failure to support and explain its decision with adequate findings of fact. In May 2003, the Court of Appeals rejected the MoPSC's request that the Court reconsider its opinion or transfer this matter to the Missouri Supreme Court. On January 11, 2005, the Commission issued an Order ruling in favor of Laclede Gas on the depreciation issue. As a direct result of the Commission's Order ruling in favor of the Utility's position, Laclede Gas increased certain of its depreciation rates effective February 1, 2005 resulting in higher annual depreciation expense totaling $2.3 million, as it originally requested. That same Order also required that operating expenses related to actual removal costs, which the Utility began expensing as incurred during fiscal 2002 pursuant to a previous Commission Order be reduced by $2.3 million annually. As such, there was no effect on net income, and the Commission's decision had no immediate effect on the Utility's recovery of depreciation expenses. However, the Utility expects that the Commission's confirmation of Laclede Gas' position on the proper method for calculating depreciation rates will result in increased cash flows from capital recovery in future rate cases.

On June 28, 2002, the Staff of the MoPSC filed its recommendation in a proceeding established to review Laclede Gas' gas costs for fiscal 2001. In its recommendation, the Staff proposed to disallow approximately $4.9 million in pre-tax gains achieved by Laclede Gas in its incentive-based Price Stabilization Program. This Program was discontinued at the end of the 2001-2002 heating season. Laclede Gas vigorously opposed the adjustment in proceedings before the MoPSC, including a formal hearing that was held on this matter in February 2003. Nevertheless, on April 29, 2003, the MoPSC decided by a 3-2 vote to disallow the $4.9 million in pre-tax gains achieved by Laclede Gas, and directed Laclede Gas to flow through such amount to its customers in its November 2003 PGA filing. Laclede Gas appealed the MoPSC's decision through various courts ultimately resulting in the Commission's decision being vacated and set aside on the grounds that it was unlawful and not supported by competent and substantial evidence on the record. On April 7, 2005, the Commission issued its Order on Remand in which it reversed its April 29, 2003 decision and directed that Laclede Gas be permitted to retain the $4.9 million consistent with the appellate court opinion. The Commission's Order on Remand is now final and unappealable. The return of the pre-tax gains, however, was previously recorded as income in the 2002 fiscal year, so the decision had no effect on the financial position or results of operations of Laclede Gas.

Laclede Gas filed its first Infrastructure System Replacement Surcharge
(ISRS) filing with the MoPSC on March 1, 2004 to increase revenues by approximately $3.86 million annually. The filing was made pursuant to a Missouri law, enacted in 2003, that allows gas utilities to adjust their rates up to twice a year to recover certain facility-related expenditures that are made to comply with state and federal safety requirements or to relocate facilities in connection with public improvement projects. On June 1, 2004, the MoPSC approved a Stipulation and Agreement ("S&A") between Laclede Gas and the Staff of the Commission that provided for a $3.56 million annual surcharge effective June 10, 2004. Laclede Gas made its second ISRS filing on October 28, 2004 to increase revenues by approximately an additional $1.6 million annually. On January 4, 2005, the MoPSC approved a S&A between Laclede Gas and the Staff of the Commission that provided for a $1.42 million annual increase in ISRS revenues effective January 20, 2005. Laclede Gas made its third ISRS filing on April 4, 2005 to increase revenues by approximately an additional $1.3 million annually. On June 16, 2005, the MoPSC approved a S&A between Laclede Gas and the Staff of the Commission that provided for a $1.15 million annual increase in ISRS revenues effective July 1, 2005.

On February 18, 2005, Laclede Gas filed tariff sheets with the MoPSC requesting a general rate increase of approximately $34 million. If granted, customers' bills would increase by an average of 4.1%. Although the filing requested an annual increase of $39.0 million, as of the date of filing $5.0 million of that amount was already being billed to customers through the current ISRS, which would cease upon the effective date of new rate schedules approved by the MoPSC. The Utility's filing also includes a proposal to modify the Utility's gas supply incentive plan. On February 28, 2005, the MoPSC suspended implementation of the Utility's proposed rates until January 2006. Formal hearings will be held in October 2005. Historically, the MoPSC has not granted Laclede Gas' rate increase requests in full.

On July 14, 2005, Governor Matt Blunt signed Senate Bill 179 into law. This law, which becomes effective January 1, 2006, authorizes the Missouri Public Service Commission to implement rules and tariff provisions through which rates can be adjusted between general rate case proceedings to reflect increases and decreases in certain costs and revenues. For gas utilities like Laclede Gas, these include rate adjustments to reflect revenue changes resulting from the impact of weather and conservation on customer usage and to reflect changes in the costs to comply with environmental laws, rules and regulations.

Critical Accounting Policies
----------------------------

Our discussion and analysis of our financial condition, results of operations, liquidity and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

         Allowances for doubtful accounts - Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors.

         Employee benefits and postretirement obligations - Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. The amount of expense recognized by the Utility is dependent on the regulatory treatment provided for such costs. Certain liabilities related to group medical benefits and workers' compensation claims, portions of which are self-insured and/or contain "stop-loss" coverage with third-party insurers to limit exposure, are established based on historical trends.

Laclede Gas accounts for its regulated operations in accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." This Statement sets forth the application of accounting principles generally accepted in the United States of America for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of SFAS No. 71 require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of SFAS No. 71 and that all regulatory assets and liabilities are recoverable or refundable through the regulatory process. We believe the following represent the more significant items recorded through the application of SFAS No. 71:

         The Utility's Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions and related carrying costs associated with the Utility's use of natural gas financial instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and liabilities that are recovered or refunded in a subsequent period.

         Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or liability accounts. Also, pursuant to the direction of the MoPSC, Laclede Gas' provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. This method is consistent with the regulatory treatment prescribed by the MoPSC to depreciate the Utility's assets.

For further discussion of significant accounting policies, see the Notes to the Financial Statements included in Exhibit 99.1 of the Laclede Group's Form 10-K for the fiscal year ended September 30, 2004.

Accounting Pronouncements
-------------------------

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 151, "Inventory Costs." This Statement amends the guidance in Accounting Research Bulletin
(ARB) No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Laclede Gas does not expect adoption of this Statement to have a material effect on its financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) (123(R)), "Accounting for Stock-Based Compensation." This Statement is a revision to SFAS No. 123, and establishes standards for the accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement supersedes Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. Laclede Group currently accounts for its Equity Incentive Plan in accordance with APB Opinion No. 25, and provides pro forma disclosures in its Notes to Consolidated Financial Statements regarding the effect on net income and earnings as if compensation expense had been determined based on the fair value recognition provisions of SFAS No. 123. SFAS No. 123(R) was to be effective for public entities that do not file as small business issuers as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. However, in April 2005, the Securities and Exchange Commission (SEC) amended the compliance date to allow companies to implement SFAS No. 123(R) at the beginning of their next fiscal year. Laclede Gas is currently evaluating the provisions of this Statement, and its effect resulting from Laclede Group's planned adoption of this Statement effective October 1, 2005.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets." This Statement is an amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions." The guidance in APB Opinion No. 29 is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. This Statement amends APB Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of this Statement will be effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Laclede Gas does not expect adoption of this Statement to have a material effect on its financial position or results of operations.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), "Accounting for Conditional Asset Retirement Obligations." FIN 47 clarifies the manner in which uncertainties concerning the timing and method of settlement of an asset retirement obligation, as used in SFAS No. 143, "Accounting for Asset Retirement Obligations," should be accounted for. This Interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Laclede Gas is currently evaluating the provisions of this Interpretation.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Correction." This Statement replaces APB Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements." SFAS No. 154 sets forth new guidelines on accounting for voluntary changes in accounting principle and requires certain disclosures. It also applies to the unusual situation in which an accounting pronouncement is issued but does not include specific transition guidelines. This Statement requires such accounting principle changes to be applied retrospectively to all prior periods presented and an adjustment to the balance of assets or liabilities affected along with an offsetting adjustment to retained earnings for the cumulative effect on periods prior to those presented. This Statement carries forward without change the guidance in Opinion 20 for reporting the correction of an error and a change in accounting estimate. This Statement is effective for fiscal years beginning after December 15, 2005. Laclede Gas is currently evaluating the provisions of this Statement.


FINANCIAL CONDITION


Credit Ratings
--------------

As of June 30, 2005, credit ratings for outstanding securities for Laclede Gas issues were as follows:

Type of Facility                       S&P         Moody's         Fitch
------------------------------------------------------------------------------
Laclede Gas First Mortgage Bonds        A             A3             A+
Laclede Gas Commercial Paper           A-1           P-2

The Utility has investment grade ratings, and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.


Cash Flows
----------

Laclede Gas' short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the gap between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas, variations in the timing of collections of gas cost under the Utility's PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year, and can cause significant variations in the Utility's cash provided by or used in operating activities.

Net cash provided by operating activities for the nine months ended June 30, 2005 was $107.8 million, a $24.0 million decrease, compared with the same period last year. The decrease in cash provided by operating activities was primarily attributable to the effects of changes in deferred purchased gas costs, partially offset by variations in the cost of natural gas storage inventories.

Net cash used in investing activities for the nine months ended June 30, 2005 was $40.5 million compared with $37.6 million for the nine months ended June 30, 2004. Cash used in investing activities primarily reflected Utility capital expenditures in both periods.

Net cash used in financing activities was $67.7 million for the nine months ended June 30, 2005 compared with $95.1 million for the nine months ended June 30, 2004. The variation primarily reflects a net reduction in the repayment of borrowings.

Liquidity and Capital Resources
-------------------------------

As indicated above, the Utility's short-term borrowing requirements typically peak during colder months. These short-term cash requirements have traditionally been met through the sale of commercial paper supported by lines of credit with banks.

Laclede Gas currently has lines of credit in place of $300 million, with $15 million expiring in April 2006 and $285 million expiring in September 2009. Short-term commercial paper borrowings outstanding at June 30, 2005 were $47.4 million at a weighted average interest rate of 3.3% per annum. Based on short-term borrowings at June 30, 2005, a change in interest rates of 100 basis points would increase or decrease Laclede Gas pre-tax earnings and cash flows by approximately $0.5 million on an annual basis.

Most of Laclede Gas' lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation and amortization (EBITDA) for a trailing twelve-month period to be at least 2.25 times interest expense. On June 30, 2005, total debt was 52% of total capitalization. For the twelve-months ending June 30, 2005, EBITDA was 3.49 times interest expense.

Laclede Gas has on file a shelf registration on Form S-3. Of the $350 million of securities originally registered under this Form S-3, $120 million of debt securities remained registered and unissued as of June 30, 2005. The original MoPSC authorization for issuing securities registered on this Form S-3 expired in September 2003. In response to an application filed by the Utility, the MoPSC extended this authorization to issue debt and equity securities and receive capital contributions through October 31, 2006. The remaining MoPSC authorization is $63.4 million, reflecting capital contributions that have been made by Laclede Group to Laclede Gas under this authority through June 2005. The amount, timing and type of additional financing to be issued under this shelf registration will depend on cash requirements and market conditions.

In April 2004, Laclede Gas issued $50 million principal amount of First Mortgage Bonds, 5 1/2% Series, due May 1, 2019, and $100 million principal amount of First Mortgage Bonds, 6% Series, due May 1, 2034. The net proceeds of approximately $147.9 million from this issuance were used to repay short-term debt and to call at par the $50 million principal amount of 6 5/8% Series First Mortgage Bonds in June 2004. The proceeds were also used to pay at maturity $25 million principal amount of 8 1/2% First Mortgage Bonds in November 2004. At June 30, 2005, Laclede Gas had fixed-rate long-term debt totaling $335 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

In January 2005, the Board of Directors of Laclede Gas desired to sell shares to its sole shareholder, Laclede Group, at a price per share equal to book value. However, Laclede Gas is prohibited from issuing fractional shares, so the Board first authorized a stock dividend of ninety-nine shares of its common stock on each outstanding share of its common stock to be paid on January 21, 2005 to increase its outstanding shares from 100 to 10,000. During the quarter ended March 31, 2005, the Board subsequently approved the sale of 31 shares of Laclede Gas common stock to Laclede Group at a price per share equal to book value at December 31, 2004. The proceeds from this sale, totaling $1.1 million were used to reduce short-term borrowings. Similarly, during the quarter ended June 30, 2005, the Board approved the sale of an additional 29 shares of Laclede Gas common stock to Laclede Group at a price per share equal to book value at March 31, 2005. Total proceeds of $1.0 million were used to reduce short-term borrowings.

Utility capital expenditures were $39.3 million for the nine months ended June 30, 2005, compared with $36.6 million for the same period last year.

Capitalization at June 30, 2005, excluding current obligations of long-term debt and preferred stock, consisted of 54.3% common stock equity, 0.1% preferred stock equity and 45.6% long-term debt.

It is management's view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

The seasonal nature of Laclede Gas' sales affects the comparison of certain balance sheet items at June 30, 2005 and at September 30, 2004, such as Accounts Receivable - Net, Gas Stored Underground, Notes Payable, Accounts Payable, Regulatory Assets and Liabilities, and Delayed and Advance Customer Billings. The Balance Sheet at June 30, 2004 is presented to facilitate comparison of these items with the corresponding interim period of the preceding fiscal year.

Contractual Obligations
-----------------------

As of June 30, 2005, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

                                                                    Payments due by period
                                                  ------------------------------------------------------------
                                                         Remaining     Fiscal       Fiscal       Fiscal Years
                                                        Fiscal Year     Years        Years         2010 and
Contractual Obligations                   Total            2005       2006-2007    2008-2009      thereafter
--------------------------------------------------------------------------------------------------------------
Long-Term Debt (a)                      $  682.0          $  1.2       $ 81.7       $ 73.7          $525.4
Capital Leases                                 -               -            -            -               -
Operating Leases (b)                        11.2             0.8          5.8          3.9             0.7
Purchase Obligations - Natural Gas (c)     260.1           115.3        127.4         11.1             6.3
Purchase Obligations - Other (d)           129.1             2.0         17.4         18.5            91.2
Other Long-Term Liabilities                    -               -            -            -               -
                                     -------------------------------------------------------------------------
Total (e)                               $1,082.4          $119.3       $232.3       $107.2          $623.6
                                     =========================================================================


(a) Long-term debt obligations reflect principal maturities and interest payments.
(b) Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.
(c) These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using June 30, 2005 NYMEX futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its Purchased Gas Adjustment Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments may be entered into during the heating season.
(d) These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(e) Commitments related to pension and postretirement benefit plans have been excluded from the table above. Laclede Gas does not expect to make any contributions to its qualified, trusteed pension plans in fiscal 2005. Laclede Gas anticipates it will make a $0.1 million contribution relative to its non-qualified pension plans during the remainder of fiscal 2005. With regard to the postretirement benefits, the Utility anticipates it will contribute $1.9 million to the qualified trusts and $0.1 million directly to participants from Laclede Gas' funds during the rest of fiscal 2005. For further discussion of the Utility's pension and postretirement benefit plans, refer to Note 2, Pensions and Other PostRetirement Benefits.


Market Risk
-----------

Laclede Gas adopted a risk management policy that provides for the purchase of natural gas financial instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility's use of natural gas financial instruments are allowed to be passed on to the Utility's customers through the operation of its Purchased Gas Adjustment Clause, through which the MoPSC allows the Utility to recover gas supply costs. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these financial instruments. At June 30, 2005, the Utility held approximately 6.9 million MMBtu of futures contracts at an average price of $7.68 per MMBtu. Additionally, approximately 14.0 million MMBtu of other price risk mitigation was in place through the use of option-based strategies. These positions have various expiration dates, the longest of which extends through March 2006.

Environmental Matters
---------------------

Laclede Gas owns and operates natural gas distribution, transmission and storage facilities, the operations of which are subject to various environmental laws, regulations and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas' financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.

Environmental issues have arisen in the past, and may arise in the future, associated with sites formerly owned or operated by Laclede Gas and/or its predecessor companies, including facilities at which manufactured gas operations took place. Laclede Gas has been advised of the existence of three former manufactured gas plant ("MGP") sites that may require remediation and has worked with federal and state environmental regulators to address two of the three sites.

With regard to a former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators have agreed upon certain remedial actions and those actions are essentially complete. Laclede Gas currently estimates the overall costs of these actions will be approximately $2.4 million. As of June 30, 2005, Laclede Gas has paid or reserved for these actions. If regulators require additional remedial actions or assert additional claims, Laclede Gas will incur additional costs.

Laclede Gas enrolled a second former MGP site into the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. This site is located in, and is presently owned by, the City of St. Louis, Missouri. The City is exploring development options for the site. Laclede Gas also continues to evaluate options concerning this site. Laclede Gas currently estimates that the cost of site investigations, agency oversight and related legal and engineering consulting to be approximately $650,000. Laclede Gas has paid or reserved for these actions. Laclede Gas has requested that other former site owners and operators share in these costs and one party has agreed to participate and has reimbursed Laclede Gas to date for $190,000. Laclede Gas plans to seek proportionate reimbursement of all costs relative to this site from other potentially responsible parties to the extent practicable.

Laclede Gas has been advised that a third former MGP site may require remediation. Laclede Gas has not owned this site for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.

Cost incurred in connection with environmental matters are charged to expense or capitalized in accordance with generally accepted accounting principles. A predetermined level of expense is recovered through Laclede Gas' currently-effective rates. While the amount of future costs relative to the actions Laclede Gas has taken at the Shrewsbury site pursuant to the current agreement with state and federal regulators may not be significant, the amount of costs relative to future remedial actions regulators may require at the Shrewsbury site and at the other sites is unknown and may be material.

Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to seek reimbursement from them. In June 2005, an outside consultant retained by Laclede Gas completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from the insurers to the Company of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor and remediate these MGP sites from $5.8 million to $36.3 million. This analysis is based upon currently available facts, existing technology and presently enacted laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final determination of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable. As of the date of this report, Laclede Gas has recorded all such costs. However, it is possible that future events may require some level of additional remedial activities that, in turn, would require Laclede Gas to record additional costs.

Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating the MGP sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas.


OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.